18 March 2008

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 18 March 2008, it purchased 500,000 Reed
Elsevier PLC ordinary shares at a price of 631.1277 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 32,531,298 Reed Elsevier PLC ordinary shares in treasury, and has 1,100,254,884 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 18 March 2008, it purchased 325,000 Reed
Elsevier NV ordinary shares at a price of Euro12.0267 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 22,877,791 Reed Elsevier NV ordinary shares in treasury, and has 636,431,001 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).